SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 58)*

                                   VALHI, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    918905100
                                 (CUSIP Number)

                                 WILLIAM C. TIMM
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                              DALLAS, TEXAS  75240
                                 (214) 233-1700


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                August 22, 1994
                      (Date of Event which requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement.

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to by "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
CUSIP No.    918905100

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Contran Corporation

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      (a)

                      (b)



     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

                      WC

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)




     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                                  -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                                     104,365,963
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER

                                                     104,365,963

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      104,365,963
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      90.8%
     14
             TYPE OF REPORTING PERSON*

                      CO
[FN]
* See instructions before filling out.

CUSIP No.    918905100

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      NL Industries, Inc.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      (a)


                      (b)



     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

                      WC

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)




     6      CITIZENSHIP OR PLACE OF ORGANIZATION

             New Jersey
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                                  -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                                     1,186,200
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER

                                                     1,186,200

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,186,200
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      1.0%
     14
             TYPE OF REPORTING PERSON*

                      CO

[FN]
* See instructions before filling out.

CUSIP No.    918905100

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Tremont Corporation

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      (a)


                      (b)



     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

                      Not applicable

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)




     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                                  -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                                     1,186,200
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER

                                                     1,186,200

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,186,200
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      1.0%
     14
             TYPE OF REPORTING PERSON*

                      CO

[FN]
* See instructions before filling out.

CUSIP No.    918905100

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Valhi Group, Inc.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      (a)


                      (b)



     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

                      WC

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)




     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                                  -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                                     86,830,696
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER

                                                     86,830,696

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      86,830,696
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      75.5%
     14
             TYPE OF REPORTING PERSON*

                      CO
[FN]
* See instructions before filling out.

CUSIP No.    918905100

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      National City Lines, Inc.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      (a)


                      (b)



     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

                      WC

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)




     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                                  -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                                     98,321,705
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER

                                                     98,321,705

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      98,321,705
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      85.5%
     14
             TYPE OF REPORTING PERSON*

                      CO
[FN]
* See instructions before filling out.

CUSIP No.    918905100

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      NOA, Inc.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      (a)


                      (b)



     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

                      Not applicable

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)




     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                                  -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                                     98,321,705
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER

                                                     98,321,705

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      98,321,705
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      85.5%
     14
             TYPE OF REPORTING PERSON*

                      CO
[FN]
* See instructions before filling out.

CUSIP No.    918905100

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Dixie Holding Company

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      (a)


                      (b)



     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

                      Not applicable

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)




     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                                  -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                                     86,830,696
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER

                                                     86,830,696

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      86,830,696
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      75.5%
     14
             TYPE OF REPORTING PERSON*

                      CO
[FN]
* See instructions before filling out.

CUSIP No.    918905100

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Dixie Rice Agricultural Corporation, Inc.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      (a)


                      (b)



     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

                      Not applicable

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)




     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                                  -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                                     86,830,696
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER

                                                     86,830,696

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      86,830,696
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      75.5%
     14
             TYPE OF REPORTING PERSON*

                      CO
[FN]
* See instructions before filling out.

CUSIP No.    918905100

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Southwest Louisiana Land Company, Inc.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      (a)


                      (b)



     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

                      Not applicable

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)




     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                                  -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                                     98,321,705
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER

                                                     98,321,705

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      98,321,705
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      85.5%
     14
             TYPE OF REPORTING PERSON*

                      CO
[FN]
* See instructions before filling out.

CUSIP No.    918905100

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      The Combined Master Retirement Trust

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      (a)


                      (b)



     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

                      WC

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)




     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                                  -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                                     1,301,200
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER

                                                     1,301,200

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,301,200
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      1.1%
     14
             TYPE OF REPORTING PERSON*

                      EP
[FN]
* See instructions before filling out.

CUSIP No.    918905100

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Harold C. Simmons

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      (a)


                      (b)



     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

                      Not applicable

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)




     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                                  563,342
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                                     104,557,963
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                                     563,342

                                    10      SHARED DISPOSITIVE POWER

                                                     104,557,963

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      563,342
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*           X




     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.5%
     14
             TYPE OF REPORTING PERSON*

                      IN
[FN]
* See instructions before filling out.

                                AMENDMENT NO. 58
                                 TO SCHEDULE 13D

          This amended and restated statement on Schedule 13D (this "Statement") is the initial electronic filing by the Reporting Persons, as defined below.


Item 1.   Security and Issuer.

          This Statement relates to the Common Stock, $.01 par value per share

(the "Shares") of Valhi, Inc., a Delaware corporation (the "Company" or
"Valhi").   The principal executive offices of the Company are located at Three
Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas  75240.


Item 2.   Identity and Background.

          (a) This Statement is filed by (i) Contran Corporation ("Contran"), Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National") The Combined Master Retirement Trust (the "Master Trust") and NL Industries, Inc. ("NL") as the direct beneficial owners of Shares, (ii) by virtue of their respective direct and indirect holdings of securities of NL, VGI and National (as described below on this Statement), by Tremont Corporation ("Tremont"), NOA, Inc. ("NOA"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Dixie Holding Company ("Dixie Holding") and Southwest Louisiana Land Company, Inc. ("Southwest") and
(iii) by virtue of his positions with Contran, the Master Trust and certain other entities, as described below on this Statement, Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

          Valhi and Tremont are the holders of approximately 48.9% and 17.8%, respectively, of the outstanding common stock of NL. Together Valhi and Tremont may be deemed to control NL. Valhi is the holder of approximately 48.1% of the outstanding common stock of Tremont and may be deemed to control Tremont. VGI, National and Contran are the holders of approximately 74.5%, 10.0% and 5.3%, respectively, of the outstanding common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. NL is the holder of approximately 1.0% of the outstanding stock of Valhi. National, NOA, and Dixie Holding are the holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of approximately 88.7% and 54.3% of the outstanding common stock of Southwest and Dixie Rice,
respectively, and may be deemed to control Southwest and Dixie Rice.   All of
Contran's outstanding voting stock is held by trusts, (together, the "Trusts"), established for the benefit of Mr. Simmons' children and grandchildren, of which Mr. Simmons is the sole trustee. As sole trustee of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by the Trusts; however, Mr. Simmons disclaims beneficial ownership thereof.
The Master Trust holds approximately .1% of the outstanding Shares. The Master Trust is a trust formed by Valhi to permit the collective investment by trusts which maintain the assets of certain employee benefit plans adopted by Valhi and related companies. Mr. Simmons is sole trustee of the Master Trust and sole member of the Trust Investment Committee for the Master Trust. Mr. Simmons is a participant in one or more of the employee benefit plans which invest through the Master Trust; however, Mr. Simmons disclaims beneficial ownership of the Shares held by the Master Trust, except to the extent of his vested beneficial interest therein. Mr. Simmons is Chairman of the Board, President, and Chief Executive Officer of Valhi, VGI, National, NOA, Dixie Holding, and Contran, is Chairman of the Board and Chief Executive Officer of Dixie Rice and Southwest, is Chairman of the Board of NL, and is a Director of Tremont.

       By virtue of the relationships described above (a) Mr. Simmons may be deemed to control Tremont, NL, Valhi, VGI, National, NOA, Dixie Rice, Dixie Holding, Southwest and Contran, (b) Mr. Simmons (as trustee), the Trusts, Tremont, Valhi, VGI, National, NOA, Dixie Rice, Dixie Holding, Southwest and Contran may be deemed to possess indirect beneficial ownership of the Shares held by NL, (c) Mr. Simmons (as trustee), the Trusts, National, NOA, Dixie Rice, Dixie Holding, Southwest and Contran may be deemed to possess indirect beneficial ownership of the Shares held by VGI, (d) Mr. Simmons (as trustee), the Trusts, NOA, Southwest and Contran may be deemed to possess indirect beneficial ownership of the Shares held by National, (e) Mr. Simmons (as trustee) and the Trusts may be deemed to possess indirect beneficial ownership of the Shares held by Contran and (f) Mr. Simmons (as trustee) may be deemed to possess indirect beneficial ownership of the Shares held by the Master Trust. However, Mr. Simmons and the Trusts disclaim such beneficial ownership of the Shares beneficially owned, directly or indirectly, by such entities, except as noted above.

     Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Harold C. Simmons, is set forth on Schedule B attached hereto and incorporated herein by reference.

          (b) The principal executive offices of NL are located at 3000 North Sam Houston Parkway East, Houston, Texas 77032. The principle executive offices of Tremont are located at 1999 Broadway, Suite 4300, Denver, Colorado 80202. The principal offices of Valhi, VGI, National, NOA, Dixie Rice, Dixie Holding, Southwest and Contran are located at, and the business address of each of the Master Trust and Harold C. Simmons, is Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240. The principal business address of Dixie Rice is 600 Pasquiere Street, Gueydan, Louisiana 70542. The principal business address of Southwest is 402 Canal Street, Houma, Louisiana 70360. The business addresses of the remaining directors and executive officers of the Reporting Persons are set forth on Schedule B to this Statement and incorporated herein by reference.

          (c) NL is a holding company engaged through subsidiaries in the international production and marketing of chemical products.

          Tremont is a holding company engaged through subsidiaries (other than NL) in the production and marketing of titanium metals products.

          Valhi is a holding company engaged, through operating subsidiaries (other than NL and Tremont), in the refined sugar, integrated forest products, fast food and hardware products industries.

          VGI does not engage in any business activity other than holding Shares. National is engaged directly or through subsidiaries (other than VGI and its subsidiaries), in real estate and oil and gas activities. Contran is engaged through subsidiaries (including Southwest, Dixie and others), other than National and its subsidiaries, in various land management, agricultural and oil and gas activities. NOA holds investments in land, securities and notes receivable. Dixie Holding does not engage in any business activity other than holding common stock of VGI.

          The Master Trust is a trust formed by Valhi to permit the collective investment by trusts which maintain the assets of certain employee benefit plans adopted by Valhi and related companies. The employee benefit plans funded by the trusts participating in the Master Trust are subject to the provisions of the Employer Retirement Income Security Act ("ERISA").

          (d) Neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named in Schedule B to this Statement, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

          (f) NL is a New Jersey corporation. Contran, Valhi, Tremont, Dixie Holding, and National are Delaware corporations. VGI is a Nevada corporation. NOA is a Texas corporation. Dixie and Southwest are Louisiana corporations.

The Master Trust is governed by the laws of Texas, except as those laws are superseded by federal law. Harold C. Simmons and all persons named on Schedule B to this Statement are citizens of the United States, except as otherwise indicated on such Schedule.


Item 3.   Source and Amount of Funds or Other Consideration


          The total amount of funds required by Contran to acquire the Shares reported in Item 5(c) was $499,390 (including commissions). Such funds were or will be provided by Contran's cash on hand and no funds were borrowed for such purpose.

          The Reporting Persons understand that the funds required by persons named in Schedule B to this Statement to acquire Shares were from such persons' personal funds.


Item 4.   Purpose of Transaction.

          Contran, VGI, National, NL and the Master Trust acquired Shares to obtain an equity interest in the Company. Contran purchased the additional Shares reported in Item 5(c) of this Statement in order to increase its equity interest in the Company. Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons, other than the Master Trust, or other entities that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

          As described under Item 2 above, Harold C. Simmons may be deemed to control the Company.

          The Reporting Persons understand that prior purchases of Shares by persons named in Schedule B to this Statement were made for the purpose of each such person's personal investment.

          Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

          (a) NL is the direct beneficial owner of 1,186,200 Shares, or approximately 1.0% of the 114,994,214 Shares outstanding as of July 31, 1994 (the "Outstanding Shares"), according to information contained in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994 (the "Quarterly Report"). By virtue of the relationships described under Item 2 of this Statement, each of the other Reporting Persons may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by NL. Harold C. Simmons disclaims all such beneficial ownership.

          VGI is the direct beneficial owner of 85,644,496 Shares, or approximately 74.5% of the Outstanding Shares according to the information contained in the Quarterly Report. By virtue of the relationships reported under Item 2 of this Statement, VGI may be deemed to be the beneficial owner of 86,830,696 Shares, or approximately 75.5% of the outstanding Shares according to information contained in the Quarterly Report. By virtue of the relationships described under Item 2 of this Statement, National, NOA, Southwest, Dixie Holding, Dixie Rice, Contran and Harold C. Simmons may be deemed to share indirect beneficial ownership of the Shares directly owned by VGI. Mr. Simmons disclaims all such beneficial ownership.

          National is the direct beneficial owner of 11,491,009 Shares or approximately 10.0% of the Outstanding Shares according to information contained in the Quarterly Report. By virtue of the relationships reported under Item 2 of this Statement, National may be deemed to be the beneficial owner of 98,321,705 Shares, or approximately 85.5% of the Outstanding Shares according to
information contained in the Quarterly Report.   By virtue of the relationships
described under Item 2 of this Statement, NOA, Southwest, Contran and Harold C. Simmons may be deemed to share indirect beneficial ownership of the Shares directly owned by National. Mr. Simmons disclaims all such beneficial ownership.

          Contran is the direct beneficial owner of 6,044,258 Shares, or approximately 5.3% of the Outstanding Shares according to information contained in the Quarterly Report. By virtue of the relationships described under Item 2 of this Statement, Contran may be deemed to be the beneficial owner of 104,365,963 Shares, or approximately 90.8% of the Outstanding Shares according to information contained in the Quarterly Report. By virtue of the relationships described under Item 2 of this Statement, Harold C. Simmons may be deemed to share indirect beneficial ownership of the Shares directly owned by Contran. Mr. Simmons disclaims all such beneficial ownership.

          The Master Trust is the direct beneficial owner of 115,000 Shares, or approximately 0.1% of the Outstanding Shares according to information contained in the Quarterly Report. By virtue of the relationships described under Item 2 of this Statement the Master Trust may be deemed to be the beneficial owner of 1,301,200 Shares, or approximately 1.1% of the Outstanding Shares according to information contained in the Quarterly Report. By virtue of the relationships described under Item 2 of this Statement, Harold C. Simmons may be deemed to share indirect beneficial ownership of the Shares directly owned by the Master Trust. Mr. Simmons disclaims all such beneficial ownership, except to the extent of his vested beneficial interest therein.

          The Reporting Persons understand, based on ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, that such persons, including Harold C. Simmons, may be deemed to personally beneficially own Shares, as indicated on Schedule C to this Statement.

          (b) Each of the Master Trust, Contran, VGI, National and NL has the direct power to vote and direct the disposition of the Shares held by it. By virtue of the relationships described in Item 2; each of the Reporting Persons may be deemed to share the indirect power to vote and direct the disposition of the Shares held by NL; National, NOA, Southwest, Dixie Holding, Dixie Rice, Contran and Harold C. Simmons may be deemed to share the indirect power to vote and direct the disposition of the Shares held by VGI; NOA, Southwest, Contran and Harold C. Simmons may be deemed to share the indirect power to vote and direct the disposition of the Shares held by National; and Harold C. Simmons may be deemed to have the power to vote and direct the disposition of the Shares held by Contran and the Master Trust.

          (c) The table below sets forth purchases of the Shares by the Reporting Persons during the last 60 days. All of such purchases were effected by Contran on the New York Stock Exchange.

                                                                       Approximate Price
                                                                         Per Share ($)
                                                                  (exclusive of commissions)
          Date                   Amount of Shares

        07/01/94                              1,000                                   5.00
        07/06/94                                600                                   5.00

        07/11/94                                800                                   5.00
        07/12/94                                500                                   5.00
        07/29/94                              3,500                                   5.50
        08/01/94                                500                                   5.50
        08/03/94                              2,500                                   5.75
        08/08/94                             19,500                                   5.75
        08/09/94                             20,000                                   5.75
        08/10/94                              5,000                                   5.625

        08/17/94                              1,500                                   5.75
        08/18/94                             10,500                                   5.75
        08/19/94                              3,300                                   5.75
        08/22/94                              4,300                                   5.75
        08/23/94                                400                                   5.75
        08/24/94                              5,000                                   5.75
        08/24/94                              5,000                                   5.625
        08/26/94                              3,000                                   5.75
        08/29/94                                400                                   5.75


          (d) The Master Trust, Contran, VGI, National and NL each has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares held by it.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Contran and National are parties to a $15 million credit facility dated as of January 30, 1987, as amended and supplemented January 31, 1989, April 25, 1990, April 25, 1991, May 8, 1991, April 21, 1992, May 21, 1992,
August 30, 1993 and August 30, 1994, with United States National Bank of Oregon ("U.S. National"). Borrowings under the U.S. National facility bear interest at the rate announced publicly from time to time as U.S. National's prime rate, are due August 31, 1995 or such extended maturity date as may be mutually agreed to, and are secured by certain Shares. No borrowings are currently outstanding under the U.S. National facility. The foregoing summary of the U.S. National facility is qualified in its entirety by reference to the attached Exhibit 1, which is incorporated herein by this reference.

          Other than set forth above, neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

          Exhibit 1: Credit facility dated as of January 30, 1987, as amended and supplemented January 31, 1989, April 25, 1990, April 25, 1991, May 8, 1991, April 21, 1992, May 21, 1992, August 30, 1993 and August 30, 1994, among
Contran, National and U.S. National.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  August 30, 1994

                              By:  /s/ Harold C. Simmons
                                   Harold C. Simmons,
                                   Signing in the capacities
                                   listed on Schedule "A" attached
                                   hereto and incorporated herein
                                   by reference.


                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  August 30, 1994



                              By:  /s/ J. Landis Martin
                                   J. Landis Martin,
                                   Signing in the capacities listed
                                   on Schedule "A" attached hereto
                                   and incorporated herein
                                   by reference.


                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  August 30, 1994



                              By:  /s/ William C. Timm
                                   William C. Timm,
                                   Signing in the capacities listed
                                   on Schedule "A" attached hereto
                                   and incorporated herein by
                                   reference.


                                   SCHEDULE A


Harold C. Simmons, individually, and as Trustee of THE COMBINED MASTER RETIREMENT TRUST.

William C. Timm, as Vice President-Finance of each of:

CONTRAN CORPORATION
DIXIE RICE AGRICULTURAL CORPORATION, INC.
DIXIE HOLDING COMPANY
NATIONAL CITY LINES, INC.
VALHI GROUP, INC.
VALHI, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.

J. Landis Martin, as Chief Executive Officer and President of each of:

NL INDUSTRIES, INC.
TREMONT CORPORATION

                                   SCHEDULE B


          The names of the directors and executive officers of Contran Corporation ("Contran"), Dixie Rice Agricultural Corporation, Inc. ("Dixie

Rice"), Dixie Holding Company ("Dixie Holding"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), Valhi Group, Inc. ("VGI"), Valhi, Inc. ("Valhi"), NL Industries, Inc. ("NL") and Tremont Corporation ("Tremont") and their present principal occupations are set forth below. Except as otherwise indicated, the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

Name                          Present Principal Occupation

Kirby C. Adams                Vice President of Tremont,
                              1999 Broadway, Suite 4300
                              Denver, Colorado 80202.

Susan E. Alderton             Vice President and Treasurer of NL;
                              Director of Tremont.
                              70 East 55th Street, 8th Floor,
                              New York, New York 10022.

Eugene K. Anderson            Vice President of Contran, Dixie
                              Holding, National, NOA, Valhi and VGI.

Arthur H. Bilger              Director of Valhi; Private Investor;
                              Principal of Lion Advisors, L.P. and
                              Apollo Advisors, L.P.
                              (investment-related activities).
                              1999 Avenue of the Stars, Suite 1900,
                              Los Angeles, California 90067.

Richard J. Boushka            Director of Tremont; Principal of
                              Boushka Properties (private
                              investment firm).  7701 East
                              Kellogg, Suite 650, Wichita, Kansas
                              67207.

F. Murlyn Broussard           Treasurer of Southwest.  402 Canal
                              Street, Houma, Louisiana 70360.

Joseph S. Compofelice         Vice President and Chief Financial
                              Officer of NL and Tremont, Executive
                              Vice President of Valhi.
                              3000 No. Sam Houston Parkway East,
                              Houston, Texas  77032.

Norman S. Edelcup             Director of Valhi; Chairman of the
                              Board of Item Processing of
                              America, Inc. (processing service
                              bureau). 5190 N.W. 167th Street,
                              Suite 300, Miami, Florida 33014.

Robert J. Frame               Director of Valhi; Professor of
                              Finance, Emeritus, at the Cox
                              School of Business, Southern
                              Methodist University; President of
                              Frame Financial Group, Inc.
                              (registered broker/dealer and a
                              member of the Chicago Board Options
                              Exchange). 17218 Preston Road,
                              Suite 421, Dallas, Texas 75252.

David B. Garten               Vice President, Secretary and
                              General Counsel of NL.  3000 North
                              Sam Houston Parkway East, Houston,
                              Texas 77032.

William J. Lindquist          Vice President and Tax Director of

                              Contran, Dixie Rice, Dixie Holding,
                              National, NOA, Southwest, VGI and
                              Valhi.

J. Landis Martin              Director, President and Chief
                              Executive Officer of NL; Director,
                              Chairman of the Board, President
                              and Chief Executive Officer of
                              Tremont. 3000 No. Sam Houston
                              Parkway East, Houston, Texas 77032.

Andrew McCollam, Jr.          Director of Dixie Rice; President
                              and Director of Southwest; Private
                              Investor.  402 Canal Street, Houma,
                              Louisiana 70360.

Harold M. Mire                Vice President and General Manager
                              of Dixie Rice and Southwest.
                              600 Pasquiere Street,
                              Gueydan, Louisiana 70542.

J. Thomas Montgomery, Jr.     Vice President and Controller of
                              Contran, Dixie Holding, National,
                              NOA, Southwest, VGI and Valhi;
                              Vice President of Dixie Rice.

Robert E. Musgraves           General Counsel and Secretary of
                              Tremont.  1999 Broadway,
                              Suite 4300, Denver, Colorado 80202.

Dennis G. Newkirk             Vice President and Controller of
                              NL.  3000 No. Sam Houston Parkway
                              East, Houston, Texas 77032.

Kenneth R. Peak               Director of NL; President of Peak
                              Energy Advisors, Inc. (consulting).
                              2702 Albans, Houston, Texas 77005.

Douglas M. Simmons            Vice President of Contran.

Glenn R. Simmons              Vice Chairman of the Board and
                              Director of Contran, Dixie Holding,
                              National, NOA, VGI and Valhi;
                              Director of NL and Tremont;
                              Executive Vice President and
                              Director of Dixie Rice and
                              Southwest; Chairman of the Board,
                              Chief Executive Officer and Director
                              Keystone Consolidated Industries, Inc.
                              ("Keystone") (steel rod and wire
                              products manufacturer).

Harold C. Simmons             Chairman of the Board, Chief
                              Executive Officer, President and
                              Director of Contran, Dixie Rice, Dixie
                              Holding, National, NOA, Southwest, VGI
                              and Valhi; Chairman of the Board and
                              Director of NL; Director of Tremont.

Robert W. Singer              Vice President of Contran and
                              Valhi;  President and Chief
                              Operating Officer of Keystone.

Allen H. Smith                President and Director of Dixie
                              Rice. 600 Pasquiere Street,
                              Gueydan, Louisiana 70542.

Richard A. Smith              Treasurer of Dixie Rice.
                              600 Pasquiere Street, Gueydan,
                              Louisiana 70542.

Michael A. Snetzer            Director of Valhi, NL and Tremont.

Thomas P. Stafford            Director of Tremont; Co-founder of
                              Stafford, Burke and Hecker, Inc.
                              (consulting); Chairman of the Board
                              of Omega Watch Corporation of
                              America (watch manufacturer). 1006
                              Cameron, Alexandria,
                              Virginia 22314.

Avy H. Stein                  Director of Tremont; Managing
                              Director of Continental Equity
                              Capital Corporation and Continental
                              Illinois Venture Corporation
                              (investment funds). 231 South
                              La Salle, Chicago, Illinois 60697.

William C. Timm               Vice President-Finance and Treasurer
                              of Contran, Dixie Rice, Southwest,
                              Dixie Holding, National, NOA, VGI and
                              Valhi; Vice President-Finance of Dixie
                              Rice and Southwest.

J. Walter Tucker, Jr.         Director of Valhi; President,
                              Treasurer and Director of Tucker &
                              Branham, Inc. (mortgage banking,
                              insurance and real estate); Vice
                              Chairman of the Board and
                              Director Keystone.

Mark A. Wallace               Vice President and Controller of
                              Tremont.  1999 Broadway,
                              Suite 4300, Denver, Colorado 80202.

Steven L. Watson              Vice President and Secretary of
                              Contran, Dixie Rice, Dixie Holding,
                              National, NOA, Southwest, VGI and
                              Valhi.

Lawrence A. Wigdor            Executive Vice President and
                              Director of NL.  3000 North Sam
                              Houston Parkway East, Houston,
                              Texas  77032.

Elmo R. Zumwalt, Jr.          Director of NL; President of
                              Admiral Zumwalt & Consultants, Inc.
                              (consulting).  1500 Wilson
                              Boulevard, Arlington, Virginia
                              22209.

                                   SCHEDULE C


     Based upon ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Shares, as outlined below:

                                                                                Share Information

                                                            Shares                Options                  ESOP
                        Name                                 Held 1                Held  2               Shares 3


 Kirby C. Adams                                                   --                     --                      --
 Susan E. Alderton                                                --                     --                      --

 Eugene K. Anderson                                                100                 10,000                   1,329
 Arthur H. Bilger                                                 --                    6,000                    --

 Richard J. Boushka                                               --                     --                      --
 F. Murlyn Broussard                                              --                     --                       945

 Joseph S. Compofelice                                            --                     --                      --
 Norman S. Edelcup                                              12,000                  6,000                    --

 Robert J. Frame                                                 3,000                  6,000                    --
 David B. Garten                                                  --                     --                      --

 William J. Lindquist                                            7,250                 83,000                   2,680
 J. Landis Martin                                               20,000                300,000                    --

 Andrew McCollam, Jr.                                             --                     --                       544
 Harold M. Mire                                                   --                     --                     1,123

 J. Thomas Montgomery, Jr.                                      22,800                120,000                   3,211
 Robert E. Musgraves                                              --                     --                      --

 Dennis G. Newkirk                                                --                   20,000                    --
 Kenneth R. Peak                                                  --                     --                      --

 Douglas M. Simmons                                             36,700                   --                     2,165
 Glenn R. Simmons4                                              85,450                420,000                   3,342

 Harold C. Simmons5                                             77,000                560,000                   3,342
 Robert W. Singer                                               71,600                 73,000                     508

 Allen H. Smith                                                   --                     --                      --
 Richard A. Smith                                                 --                     --                      --

 Michael A. Snetzer6                                           160,160                480,000                   3,336
 Thomas P. Stafford                                               --                     --                      --

 Avy H. Stein                                                     --                     --                      --
 William C. Timm                                                10,600                225,000                   3,338

 J. Walter Tucker, Jr.                                         217,250                  6,000                    --
 Mark A. Wallace                                                   900                  6,400                   2,054

 Steven L. Watson                                               15,600                124,000                   2,999
 Lawrence A. Wigdor                                               --                     --                      --

 Elmo R. Zumwalt, Jr.                                             --                     --                      --

____________________
[FN]
1    Includes restricted shares which each such person has the power to vote and the right to receive dividends.

2    Represents Shares covered by options exercisable within 60 days of the date of this Statement.

3    Represents vested beneficial interests in Shares allocated to such person's participant account in The Valhi, Inc. Employee Stock Ownership Plan, as of

December 31, 1993.

4    The Reporting Persons understand the Shares indicated as held by Glenn R.
Simmons include 1,800 Shares held by Mr. Simmons' wife, of which 800 Shares are held in a retirement account and 1,000 Shares are held in trust for the benefit of their daughter, with respect to all of which beneficial ownership is disclaimed by Mr. Simmons.

5    The Reporting Persons understand the Shares indicated as held by Harold C.
Simmons include 77,000 Shares held by Mr. Simmons wife, with respect to all of
which beneficial ownership is disclaimed by Mr. Simmons.   Mr. Simmons may be
deemed to possess indirect beneficial ownership of the Shares set forth in Item 5 (a) of this Statement, held by other Reporting Persons. Mr. Simmons disclaims beneficial ownership of all such Shares.

6 The Reporting Persons understand the Shares indicated as held by Michael A. Snetzer include 2,000 Shares held in an account for which Mr. Snetzer has investment authority and 9,000 Shares held in an account for his son of which he is custodian, with respect to all of which beneficial ownership is disclaimed by Mr. Snetzer.